UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Evotec SE

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

30050E105*

(CUSIP Number)

Pierre-Alexandre Lechantre

Triton GP HoldCo SARL

2, rue Edward Steichen

L-2540 Luxembourg,

Grand Duchy of Luxembourg

+352 26 753 0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*	The CUSIP number is for the American Depositary Shares, each representing one-half of one ordinary share.

CUSIP No. 30050E105

1.	Names of Reporting Persons Excalibur LuxCo SARL
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 17,730,913
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,730,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,730,913
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 177,533,384 Ordinary Shares (as defined below) outstanding as of June 30, 2024, as disclosed in the Issuer’s (as defined below) Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on August 14, 2024.

CUSIP No. 30050E105

1.	Names of Reporting Persons Triton Fund 6 SCSp
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 17,730,913
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,730,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,730,913
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 177,533,384 Ordinary Shares outstanding as of June 30, 2024, as disclosed in the Issuer’s Current Report on Form 6-K furnished to the SEC on August 14, 2024.

CUSIP No. 30050E105

1.	Names of Reporting Persons Triton Fund 6 US SCSp
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 17,730,913
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,730,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,730,913
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 177,533,384 Ordinary Shares outstanding as of June 30, 2024, as disclosed in the Issuer’s Current Report on Form 6-K furnished to the SEC on August 14, 2024.

CUSIP No. 30050E105

1.	Names of Reporting Persons Triton Fund 6 GP SARL
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 17,730,913
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,730,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,730,913
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 177,533,384 Ordinary Shares outstanding as of June 30, 2024, as disclosed in the Issuer’s Current Report on Form 6-K furnished to the SEC on August 14, 2024.

CUSIP No. 30050E105

1.	Names of Reporting Persons Triton GP HoldCo SARL
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 17,730,913
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,730,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,730,913
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 177,533,384 Ordinary Shares outstanding as of June 30, 2024, as disclosed in the Issuer’s Current Report on Form 6-K furnished to the SEC on August 14, 2024.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of Evotec SE, (the “Issuer”), with its principal executive offices located at Essener Bogen 7, 22419 Hamburg, Germany and its jurisdiction of incorporation is the Federal Republic of Germany.

Item 2. Identity and Background

(a)-(c)

This Statement is being jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference, by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Excalibur LuxCo SARL (f/k/a Triton V LuxCo 113 SARL) (“LuxCo”), by virtue of its direct ownership of Ordinary Shares;

(ii)	Triton Fund 6 SCSp (“Fund 6 SCSp”), which is the sole shareholder of LuxCo;

(iii)	Triton Fund 6 US SCSp (“Fund 6 US”), which holds the majority of the voting rights in Fund 6 SCSp;

(iv)	Triton Fund 6 GP SARL (“Fund 6 GP”), which is the general partner of Fund 6 SCSp; and

(v)	Triton GP HoldCo SARL (“GP HoldCo”), which is the sole shareholder of Fund 6 GP.

The principal business of LuxCo is the acquisition, holding and disposal of interests in Luxembourg and/or foreign companies and undertakings, as well as the administration, development and management of such interests. The principal business of Fund 6 SCSp consists of making investments, including through intermediary holding companies, primarily in equity or equity-oriented securities of European business services, industrial technology and healthcare companies, disposing of such investments and distributing the proceeds therefrom. The principal business of Fund 6 US consists of acting as a pooling vehicle for certain investors and exercising the voting rights in Fund 6 SCSp pro rata to the voting rights of investors in Fund 6 US. The principal business of Fund 6 GP consists of serving as the general partner of Fund 6 SCSp and doing all things necessary or incidental thereto. Fund 6 GP acts by and through GP HoldCo, the principal business of which consists of serving as the owner of Fund 6 GP and doing all things necessary or incidental thereto. The principal office address of the Reporting Persons is 2, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg.

(d)-(e)

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

LuxCo purchased or obtained the current right to acquire an aggregate of 17,730,913 Ordinary Shares for an aggregate purchase price of €131.0 million in a series of transactions from October 16, 2024 through November 6, 2024. Fund 6 SCSp obtained the funds used by LuxCo to purchase the Ordinary Shares from capital to be called from Fund 6 SCSp investors.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares and entered into the Swap Agreement (as defined in Item 6) for investment purposes. The Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional Ordinary Shares in the open market in connection with issuances by the Issuer or sales by other shareholders, in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of Ordinary Shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Issuer or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be subject to prior internal approvals and dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Ordinary Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5. Interest in Securities of the Issuer

(a)-(b)

The information set forth in rows (7) through (11) of the cover pages is incorporated by reference into this Item 5. The reported securities represent 9.99% of the Ordinary Shares outstanding as of June 30, 2024. All such ownership percentages of the securities reported herein are calculated assuming 177,533,384 Ordinary Shares are outstanding as reported by the Issuer in its Current Report on Form 6-K filed with the SEC on August 14, 2024.

LuxCo is the direct owner of the reported securities. Fund 6 SCSp is the sole shareholder of LuxCo. Fund 6 US controls the voting rights in Fund 6 SCSp. Fund 6 GP is the general partner of Fund 6 SCSp. GP HoldCo is the sole shareholder of Fund 6 GP. Voting and investment decisions regarding the reported securities are made by the directors of LuxCo. As a result of LuxCo’s ownership of the reported securities and the foregoing relationships, each of LuxCo, the LuxCo board members, Fund 6 SCSp, Fund 6 US, Fund 6 GP and GP HoldCo may be deemed to share beneficial ownership of the Ordinary Shares directly held by LuxCo.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to in this Item 5(a)-(b) for the purposes of Section 13(d) of the Act, or for any other purpose.

(c)-(d)

In a series of open market transactions from October 16, 2024 through October 25, 2024, LuxCo acquired 5,308,846 Ordinary Shares at a volume weighted average price of €6.02 per share, for an aggregate purchase price of €31.9 million (the “Initial Purchase”).

Pursuant to the Swap Agreement, on October 27, 2024, LuxCo obtained the current right to acquire, and therefore beneficial ownership of, the 3,551,067 Subject Shares (as defined in Item 6) at a reference price of €7.46 per share.

In a series of privately negotiated transactions from November 4, 2024 through November 5, 2024, LuxCo acquired 7,400,000 Ordinary Shares at a weighted average price of €8.35 per share, for an aggregate purchase price of €61.8 million (the “Second Purchase”).

In a series of open market transactions on November 6, 2024, LuxCo acquired 1,471,000 Ordinary Shares at a weighted average price of €7.31 per share, for an aggregate purchase price of €10.8 million. Such Ordinary Shares, together with the Ordinary Shares acquired through the Initial Purchase, the Subject Shares acquirable pursuant to the Swap Agreement and the Ordinary Shares acquired through the Second Purchase, represent the aggregate 17,730,913 Ordinary Shares reported in this Statement.

Except as stated herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in or incorporated into Item 3, Item 4 and Item 5 of this Statement are each hereby incorporated by reference into this Item 6.

Swap Agreement

On October 27, 2024, LuxCo entered into a physically settled total return swap (the “Swap Agreement”) with UBS AG, London Branch (“UBS”). The Swap Agreement gives LuxCo economic exposure to an aggregate of 3,551,067 Ordinary Shares (the “Subject Shares”), which represent 2.0% of the outstanding Ordinary Shares, at a reference price of €7.46 per share, and provides LuxCo with the right, exercisable at any time, to acquire the Subject Shares through physical settlement for an aggregate purchase price of €26.5 million.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1	Joint Filing Agreement, dated as of November 12, 2024, by and among the Reporting Persons.

Exhibit 10.2	Swap Agreement, dated as of October 27, 2024, by and between LuxCo and UBS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

Excalibur LuxCo SARL

By:	/s/ Pierre-Alexandre Lechantre
Name:	Pierre-Alexandre Lechantre
Title:	Manager

Triton Fund 6 SCSp
By its general partner, Triton Fund 6 GP SARL

By:	/s/ Joakim Lindstrom-Formicola
Name:	Joakim Lindstrom-Formicola
Title:	Manager

Triton Fund 6 US SCSp
By its general partner, Triton Fund 6 GP SARL

By:	/s/ Joakim Lindstrom-Formicola
Name:	Joakim Lindstrom-Formicola
Title:	Manager

Triton Fund 6 GP SARL

By:	/s/ Joakim Lindstrom-Formicola
Name:	Joakim Lindstrom-Formicola
Title:	Manager

Triton GP HoldCo SARL

By:	/s/ Pierre-Alexandre Lechantre
Name:	Pierre-Alexandre Lechantre
Title:	Manager

By:	/s/ Hans Maret
Name:	Hans Maret
Title:	Manager